UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1933.

Commission File Number 001-15184

Sadia S.A.

(Exact name of registrant as specified in its charter)

Rua Fortunato Ferraz, 659

Vila Anastacio, São Paulo, SP

05093-901 Brazil

(55 11) 2113-3710

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Preferred shares, without par value

(represented by American Depositary Shares, each representing three Preferred Shares)

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 22

Pursuant to the requirements of the Securities Exchange Act of the 1934, Sadia S.A. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	September 25, 2009	By:	/s/ José Luis Cardoso de Lucena
Name: José Luis Cardoso de Lucena
Title: Chief Executive Officer